UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 6

X-RITE, INCORPORATED

(Name of Subject Company (Issuer))

TERMESSOS ACQUISITION CORP.

A Wholly-Owned Subsidiary of

DANAHER CORPORATION

(Names of Filing Persons (Offerors))

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

983857103

(CUSIP Number of Class of Securities)

Jonathan P. Graham

Senior Vice President – General Counsel

James F. O’Reilly

Associate General Counsel and Secretary

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel Wolf, Esq. Joshua M. Zachariah, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$495,507,055	$56,786

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 86,281,412 shares of voting common stock, par value $0.10 per share. The transaction value also includes the aggregate offer price for (i) 5,434,529 shares issuable pursuant to outstanding options with an exercise price less than $5.55 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $5.55 minus such exercise price and (ii) 382,898 shares issuable pursuant to the vesting of restricted stock units.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $56,786	Filing Party: Danaher Corporation
Form or Registration No.: Schedule TO	Date Filed: April 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by Termessos Acquisition Corp., a Michigan corporation (“Purchaser”) and a wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.10 per share (the “Shares”), of X-Rite, Incorporated, a Michigan corporation (the “Company”), at a price of $5.55 per Share, net to the seller thereof in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 17, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

All the information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 6 is being filed to amend and supplement Items 1, 4, 11 and 12 as reflected below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at midnight, New York City time, on May 14, 2012. According to the Depositary for the Offer, as of the expiration of the Offer, a total of 83,028,538 Shares were validly tendered and not withdrawn prior to the expiration of the Offer (including 420,441 Shares delivered pursuant to the guaranteed delivery procedures). Assuming all Shares tendered pursuant to guaranteed delivery procedures are delivered, approximately 96.22% of the outstanding Shares have been tendered (the percentage is 95.73% if guaranteed delivery shares are not taken into account), which satisfies the Minimum Condition. Purchaser has accepted all such validly tendered Shares for payment and has paid or will promptly pay the price of $5.55 per Share, net to the seller in cash without interest and less any applicable withholding taxes, for such Shares.

As a result of Purchaser’s purchase of the Shares in the Offer, Purchaser has sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of the Company and implement the Merger pursuant to the “short-form” merger procedure available under applicable Michigan law. Accordingly, Purchaser and Parent intend to effect a “short-form” merger in which Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by Parent, Purchaser or the Company) will be automatically cancelled and converted into the right to receive the Per Share Amount. All of the Shares held by Parent, Purchaser and the Company issued and outstanding immediately prior to the Effective Time, will be cancelled without consideration in the Merger.

The full text of the press release issued by Parent on May 15, 2012 announcing the expiration and results of the Offer and the closing of the Merger is attached hereto as Exhibit (a)(5)(H) and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(H)	Press Release issued by Danaher Corporation on May 15, 2012.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2012

TERMESSOS ACQUISITION CORP.

By:	/s/ Daniel L. Comas
Name: Title:	Daniel L. Comas President

DANAHER CORPORATION

By:	/s/ Daniel L. Comas
Name: Title:	Daniel L. Comas Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 17, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release of Danaher Corporation, dated as of April 10, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on April 10, 2012).*

(a)(1)(G)	Summary Advertisement as published on April 17, 2012.*

(a)(5)(A)	Excerpt from Transcript of Danaher Corporation’s First Quarter 2012 Earnings Call on April 19, 2012.*

(a)(5)(B)	Excerpt from Earnings Press Release of Danaher Corporation, dated as of April 19, 2012.*

(a)(5)(C)	Complaint filed in the United States District Court for the Western District of Michigan, Southern Division, captioned Smith v. X-Rite, Inc., et al., Case No. 1:12-cv-00386 (incorporated by reference to Exhibit (a)(5)(2) to Amendment No. 1 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 25, 2012).*

(a)(5)(D)	Complaint filed in the Circuit Court of State of Michigan in the county of Kent, captioned Balanced Beta Fund v. Utley, et al., Case No. 12-03719-CBB (incorporated by reference to Exhibit (a)(5)(3) to Amendment No. 1 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 25, 2012).*

(a)(5)(E)	Complaint filed in the Circuit Court of State of Michigan in the county of Kent, captioned Johnson v. Vacchiano, et al., Case No. 12-03659-CZB (incorporated by reference to Exhibit (a)(5)(4) to Amendment No. 1 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 25, 2012).*

(a)(5)(F)	Complaint filed in the United States District Court for the Western District of Michigan, Southern Division, captioned Storm v. X-Rite, Inc. et al., Case No. 1:12-CV-00414 (incorporated by reference to Exhibit (a)(5)(5) to Amendment No. 2 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 27, 2012).*

(a)(5)(G)	Memorandum of Understanding, dated as of May 7, 2012 (incorporated by reference to Exhibit (a)(5)(7) to Amendment No. 4 to the Schedule 14D-9 filed by X-Rite, Incorporated with the Securities and Exchange Commission on May 8, 2012).*

(a)(5)(H)	Press Release issued by Danaher Corporation on May 15, 2012.

(b)	Not Applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 10, 2012, by and among X-Rite, Incorporated, Danaher Corporation, and Termessos Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 11, 2012).*

(d)(2)	Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and Sagard Capital Partners, L.P. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 11, 2012).*

(d)(3)	Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and Tinicum Capital Partners II, L.P., Tinicum Capital Partners II Parallel Fund, L.P. and Tinicum Capital Partners II Executive Fund L.L.C. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 11, 2012).*

(d)(4)	Tender and Support Agreement, dated as of April 10, 2012, by and among Danaher Corporation, Termessos Acquisition Corp. and OEPX, LLC (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by X-Rite, Incorporated with the Securities and Exchange Commission on April 11, 2012).*

(d)(5)	Confidentiality Agreement, dated as of January 29, 2012, by and between Danaher Corporation and X-Rite, Incorporated.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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